Exhibit 99.1

BOS Reports Financial Results for the Fourth Quarter and the Year 2021

RISHON LE ZION, Israel, March 30, 2022 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported financial results for the fourth quarter and the year 2021.

Eyal Cohen, BOS’s CEO, stated: “We have made positive progress in the year 2021, although revenues were roughly the same as in the year 2020:

●	Gross profit margin improved to 19.6% in the year 2021 from 18.2% in the year 2020;
●	Operating expenses decreased to $6.1 million in the year 2021 from $6.8 million in the year 2020;
●	Financial expenses decreased to $105,000 in the year 2021 from $348,000 in the year 2020.

As a result, net income for the year 2021 amounted to $451,000 as compared to a $960,000 net loss in the year 2020”.

Eyal Cohen added: “On March 10, 2022, we announced that BOS’ RFID division acquired the assets of Dagesh, which provides inventory counting services in Israel. In addition, on March 28, 2022, we announced that BOS’ Supply Chain division received a $2.4 million order from an existing customer, for delivery this year. This advances us towards our financial targets for the year 2022, which are revenues over $35 million (compared to $33.6 million in the year 2021) and net income to exceed $1 million (compared to a net income of $451,000 in the year 2021.”)

BOS will host a conference call on Wednesday, March 30, 2022, at 9:00 a.m. EDT – 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscom.com

About BOS

BOS provides services and systems for inventory production and management in three channels:

· Services – The Supply Chain division provides inventory procurement and kitting.

· Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.

· Development – the Intelligent Robotics division develops and builds custom-made robotic cells for the industrial and logistic processes.

Contact:

Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues	$33,634	$33,551	$9,079	$10,426
Cost of revenues	27,048	27,433	7,351	8,528
Gross profit	6,586	6,118	1,728	1,898

Operating costs and expenses:
Research and development	208	112	54	41
Sales and marketing	3,955	3,922	1,053	989
General and administrative	1,906	1,747	563	496
Impairment of intangible assets	-	517	-	-
Impairment of Goodwill	-	471	-	-
Total operating costs and expenses	6,069	6,769	1,670	1,526

Operating income (loss)	517	(651)	58	372
Financial income (expenses), net	(105)	(348)	2	(113)
Other income, net	-	39	-	(11)
Income before taxes on income (loss)	412	(960)	60	248
Taxes on income	39	-	40	-
Net income (loss)	451	$(960)	$100	$248

Basic net income (loss) per share	$0.09	$(0.22)	$0.02	$0.06
Diluted net income (loss) per share	$0.08	$(0.22)	$0.02	$0.06
Weighted average number of shares used in computing basic net income per share	5,212	4,298	5,301	4,346
Weighted average number of shares used in computing diluted net income per share	5,424	4,298	5,438	4,350

Number of outstanding shares as of December 31, 2021 and 2020	5,251	4,391	5,251	4,396

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,875	$1,036
Restricted cash deposits	242	140
Trade receivables	9,209	9,172
Other accounts receivable and prepaid expenses	977	1,311
Inventories	5,567	4,871

Total current assets	17,870	16,530

LONG-TERM ASSETS	150	59

PROPERTY AND EQUIPMENT, NET	1,097	956

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	944	767

OTHER INTANGIBLE ASSETS, NET	20	40

GOODWILL	4,676	4,676

Total assets	$24,757	$23,028

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2021	December 31, 2020
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$740	$815
Operating lease liabilities, current	538	557
Trade payables	5,200	5,492
Employees and payroll accruals	996	985
Deferred revenues	917	601
Advances net of inventory in process	249	68
Accrued expenses and other liabilities	112	391

Total current liabilities	8,752	8,909

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	681	1,216
Operating lease liabilities, non-current	565	367
Long term deferred revenues	132	303
Accrued severance pay	280	364

Total long-term liabilities	1,658	2,250

TOTAL SHAREHOLDERS’ EQUITY	14,347	11,869

Total liabilities and shareholders’ equity	$24,757	$23,028

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2021	2020	2021	2020

Operating income (loss)	$517	$(651)	$58	$372
Add:
Impairment of Goodwill and other intangible assets	-	988	-	-
Amortization of intangible assets	20	40	5	4
Stock-based compensation	67	65	23	8
Depreciation	238	270	63	62
EBITDA	$842	$712	$149	$446

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2021

Revenues	$13,192	$19,008	1,576	$(142)	$33,634

Gross profit	3,338	3,708	(460)	-	6,586

Allocated operating expenses	2,300	2,497	573	-	5,370

Unallocated operating expenses*	-	-	-		699

Income (loss) from operations	$1,038	$1,211	$(1,033)	-	517

Financial expenses and					(105)

tax on income					39

Net income					$451

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2020

Revenues	$12,523	$18,594	$2,502	$(68)	$33,551

Gross profit (loss)	3,265	3,724	(871)	-	6,118

Allocated operating expenses	2,099	2,373	641	-	5,113

Impairment of goodwill and intangible assets	-	-	988	-	988
	-	-	-
Unallocated operating expenses*					668

Income (loss) from operations	$1,166	$1,353	$(2,501)	-	(651)

Financial expenses					(348)
Other income					39

Net loss					$(960)

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2021

Revenues	$3,999	$4,840	$236	$4	$9,079

Gross profit (loss)	1,126	1,025	(423)	-	1,728

Allocated operating expenses	659	709	121	-	1,489

Unallocated operating expenses*					181
	-	-	-
Income (loss) from operations	$467	$316	$(544)	-	58

Financial income					2

Tax on income					40

Net income					100

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2020

Revenues	$3,547	$4,769	$2,135	$(25)	$10,426

Gross profit (loss)	1,042	842	14	-	1,898

Allocated operating expenses	575	643	137	-	1,355

Impairment of goodwill and intangible assets	-	-	-	-	-

Unallocated operating expenses*					201
	-	-	-
Income (loss) from operations	$467	197	$(91)	-	372
Financial expenses					(113)
Tax on income					(11)
Net loss					$248

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, directors fees, public company fees, legal fees, and other similar corporate costs.